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                                  Exhibit 28.1
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                 [LETTERHEAD OF IMPERIAL THRIFT APPEARS HERE]


FOR IMMEDIATE RELEASE                 Contract: Michael Sicuro, Chief
                                                Financial Officer
                                                Imperial Thrift and Loan
                                                Association
                                                (818) 551-0600


                     IMPERIAL THRIFT AND LOAN ASSOCIATION
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                      COMPLETES HOLDING COMPANY FORMATION
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        Glendale, California (October 1, 1996) -- George W. Haligowski, Chairman
of the Board, President and Chief Executive Officer of Imperial Thrift and Loan Association (Imperial), today announced that Imperial (NASDAQ: ITLA) has completed its holding company formation. Effective October 1, 1996, each outstanding share of common stock of Imperial was converted into and automatically became one share of common stock of ITLA Capital Corporation, the new holding company. As a result of the holding company formation, Imperial became a wholly-owned subsidiary of ITLA Capital Corporation.

        The holding company formation has been approved by the stockholders of Imperial, the Federal Deposit Insurance Corporation and the California Department of Corporations. The transaction is tax-free for federal income tax purposes and does not require any surrender or exchange of stock certificates on the part of Imperial's stockholders.

        ITLA Capital Corporation is a newly-organized Delaware Corporation, succeeding to the NASDAQ National Market System quotation of the Imperial common stock under the symbol "ITLA". Imperial had total assets of $669.5 million at June 30, 1996.

        Imperial Thrift and Loan Association is a 22-year old California institution. Imperial operates ten offices in California and one in Nevada, and is headquartered at 700 N. Central Avenue, Suite 600, Glendale, California 91203-1240.